 Exhibit 99.1

China Carbon Reports 2009 Financial Results

China Carbon Graphite Group, Inc. ("China Carbon" or the "Company") (OTCBB:CHGI - News), one of China's leading non-state-owned producers and wholesale suppliers of fine grain and high purity graphite, announced today its financial results for the fiscal year ended December 31, 2009 and outlined the steps being taken to bring the Company's 2010 results closer to the Company's make good targets.

Fiscal Year 2009 Highlights

Full-year Results (USD)

(Years ended December 31)	2009	2008
Revenue	$15.3 million	$27.3 million
Gross Profit	$2.17 million	$6.69 million
GAAP Net Income (Loss)	$(1.47) million	$3.98 million
Adjusted Net Income	$(0.18) million*	$3.98 million
GAAP EPS (Basic and Diluted)	$(0.16)	$0.21
Adjusted EPS (Basic and Diluted)	$(0.01)*	$0.27

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Annual net revenue decreased 43.7% year-over-year due to 89% decline in sales of low purity graphite electrodes during the fourth quarter of 2009, which represented approximately 35% of our sales in 2008; residue effect of the closure of our facilities for two months;

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*Excluding non-cash charges reflecting stock-based compensation, the change in fair value of warrants issued and deemed preferred dividend, Non-GAAP net loss attributable to common stockholders in 2009 was $(182,000), with diluted net earnings per share of $(0.01);

•	Positive cash flow from operations of $1.9 million despite facility closure;

•	Completed a private placement offering of $3 million in aggregate in December 2009 and January 2010 with institutional investors.

Recent Development

•	Completed capacity expansion from 15,000 tons to 26,000 tons;

•	Signed a letter of intent to acquire Chiyu Carbon Graphite Ltd., a down-stream producer of graphite products. Management is working on finishing the due diligence to complete the acquisition.

Fiscal Year 2010 Make Good Provision

In connection with the private placement offering in December 2009 and January 2010, the Company agreed to certain covenants in the event that the Company did not meet the performance target for fiscal year ended December 31, 2010 of net income of at least $5.1 million ("Make Good"). For more information, visit http://sec.gov/Archives/edgar/data/1284450/000121390009003775/f8k122209ex99i_chinacarbon.htm.

The Company completed the capacity expansion in March 2010. With the increased capacity, the Company will focus its production on fine grain graphite and high purity graphite and reduce the production of graphite electrodes, which is the product line severely affected by the slowdown in steel industry. The Company will also strengthen its marketing effort to improve the sales on fine grain graphite and high purity graphite. The Company also signed a letter of intent to acquire a down-stream manufacturer that uses fine grain graphite and high purity graphite as raw materials. The Company believes that these steps will bring the 2010 performance closer to the make-good target.

For years ending December 31st

	Adjusted Net Income *
Fiscal Year	(in USD, millions)	Adjusted EPS*
2010 Make Good Provision	$5.1	$0.25**
2009 A	(0.18)	(0.01)
2008 A	3.98	0.27

*Excluding change in fair value of warrants issued, deemed preferred dividend and stock based compensation.

**If we achieve the make-good target, the adjusted earning per share is expected to be $0.25 based on 20 million weighted average shares outstanding.

About China Carbon Graphite Group, Inc.

China Carbon Graphite Group, through its affiliate, Xingyong Carbon Co., Ltd., manufactures carbon and graphite based products in China. The Company is the largest wholesale supplier of fine grain and high purity graphite in China and is one of the nation's top overall producers of carbon and graphite products. Fine grain graphite is widely used in smelting for colored metals and rare-earth metal smelting as well as the manufacture of molds. High purity graphite is used in metallurgy, mechanical industry, aviation, electronic, atomic energy, chemical industry, food industry and a variety of other fields. In September 2007, the Company was approved and designated by China's Ministry of Science & Technology as a "National Hi-tech Enterprise." Of the 400 plus carbon graphite producers in China, China Carbon is the only non-state-owned company which has received this honor. For more information, visit http://www.chinacarboninc.com. Any information on the Company's website or any other website does not constitute a part of this press release.

Safe Harbor Statement

This release contains certain "forward-looking statements" relating to the Company's business and that of its subsidiaries. These forward-looking statements are often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions. Such forward looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (www.sec.gov). All forward-looking statements attributable to the Company or to persons acting on its behalf are expressly qualified in their entirety by these factors. The Company does not assume a duty to update these forward-looking statements.

Contact:
NUWA Group
Investor Relations:
925-330-8315
China Carbon Graphite Group, Inc.
Investor Relations:
ir@chinacarboninc.com